
May 13, 2020

John Temperato
Chief Executive Officer
9 Meters Biopharma, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, NC 27615

> **Re: 9 Meters Biopharma, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2020**
> **File No. 001-37797**

Dear Mr. Temperato:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 1, 2020

General

1. We note that your Form 8-K filed on May 4, 2020 indicates that proceeds raised from your Series A Preferred Stock Financing were used to finance your acquisition of Naia Rare Diseases. Accordingly, please revise your proxy statement to explain this use of Series A proceeds. Refer to Item 11(c) of Schedule 14A. In addition, Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. Accordingly, please revise the preliminary proxy statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to the Naia Rare Diseases transaction or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander M. Donaldson, Esq.